SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
January 2022	000-27322

MOUNTAIN PROVINCE DIAMONDS INC.

(Exact name of the registrant as specified in its charter)

ONTARIO

(Jurisdiction of Incorporation or Organization)

161 Bay Street, Suite 1410, P.O. Box 216

Toronto, Ontario, Canada M5J 2S1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F ☐	FORM 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT LIST

Exhibit	Description

99.1	News Release dated January 13, 2022 - Mountain Province Diamonds Announces Fourth Quarter and Full Year 2021 Production Results, Preliminary Unaudited Cost Results

MOUNTAIN PROVINCE DIAMONDS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

Date: January 13, 2022	By:	/s/ Perry Ing
Perry Ing
Chief Financial Officer